# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRP Holdings, Inc., CIK 0000844059
CUSIP: 30292L107
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 200 West Forsyth Street, 7th Floor, Jacksonville, Florida (FL), 32202
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001190089
Persons authorized to receive notices and communications: Daniel B. Nunn, Jr., 50 N. Laura Street, 41st Floor, Jacksonville, Florida (FL), 32202, 904-665-3601

## Reporting persons
- John D. Baker II (CIK 0001190089): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 278,040; shared voting power 3,089,415; sole dispositive power 278,040; shared dispositive power 3,089,415; aggregate amount beneficially owned 3,410,753 (17.8% of the class)
  Comment: The percentage in Row 13 is calculated based on the Issuer's outstanding shares of Common Stock as of the date of this filing, which was 19,170,944 shares.
- Edward L. Baker II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 250,947; shared voting power 3,106,024; sole dispositive power 250,947; shared dispositive power 3,106,024; aggregate amount beneficially owned 3,356,971 (17.5% of the class)
  Comment: The percentage in Row 13 is calculated based on the Issuer's outstanding shares of Common Stock as of the date of this filing, which was 19,170,944 shares.
- Separate Trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,050,243; shared voting power 0; sole dispositive power 3,050,243; shared dispositive power 0; aggregate amount beneficially owned 3,050,243 (15.9% of the class)
  Comment: The percentage in Row 13 is calculated based on the Issuer's outstanding shares of Common Stock as of the date of this filing, which was 19,170,944 shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: FRP Holdings, Inc.
Address of issuer's principal executive offices: 200 West Forsyth Street, 7th Floor, Jacksonville, Florida (FL), 32202
Comment:
Explanatory Note:

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed to amend the Schedule 13D jointly filed with the Securities Exchange Commission (the "SEC") on March 20, 2019 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the "JDB Trust"), John D. Baker II and Edward L. Baker II, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 24, 2023 and Amendment No. 2 to Schedule 13D filed with the SEC on November 19, 2024 (collectively, the "Schedule 13D").

This Amendment No. 3 is being filed to report an increase in the beneficial ownership of each Reporting Person in relation to the purchase of 478,468 shares of Common Stock by the JDB Trust from CLB 1965, LLC (which reports its beneficial ownership of the Issuer's Common Stock on Schedule 13G, most recently filed with the SEC on February 1, 2023). This Amendment No. 3 also updates details pertaining to the beneficial ownership of John D. Baker II and Edward L. Baker II in relation to transfers of Common Stock among family trusts.

This Amendment No. 3 amends Items 3, 4 and 5 of the Schedule 13D a set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended as follows:

The Reporting Persons hereby incorporate by reference the information set forth in Item 4 of this Amendment No. 3.

On March 5, 2025, John D. Baker II was awarded 1,356 shares of Common Stock pursuant to the Issuer's officer and director compensation policies.

John D. Baker II, through his living trust, purchased 6,608 shares of Common Stock in March 2025 and 8,363 shares of Common Stock in November 2025 in open market transactions for an aggregate purchase price of approximately $380,730, using personal funds.

In January 2026, through his living trust, John D. Baker II gifted 164,472 shares of Common Stock to trusts held for the benefit of his children (including a transfer of 54,824 shares to Edward L. Baker II's living trust). In February 2026, in connection with the termination of John D. Baker II's grantor retained annuity trust, an additional 146,163 shares of Common Stock were distributed to trusts held for the benefit of his children (including a transfer of 48,721 shares to the John D. Baker II 2018 Irrevocable Trust FBO Edward L. Baker II).

On March 23, 2026, the JDB Trust purchased 478,468 shares of Common Stock from CLB 1965, LLC, which is an affiliate of a family member, and which reports its beneficial ownership of the Issuer's Common Stock on Schedule 13G (most recently filed with the SEC on February 1, 2023), for a purchase price of approximately $10,000,000, using funds on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended as follows:

Each Reporting Person currently intends to hold the shares of Common Stock reported on this Schedule 13D for investment purposes. John D. Baker II serves as the Executive Chairman of the board of directors of the Issuer and will continue to participate in and receive awards granted to directors under the Issuer's incentive compensation policies for as long as he serves as a director of the Issuer.

Other than as set forth in this statement, no Reporting Person has present plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this filing, the Reporting Persons collectively beneficially own an aggregate of 3,717,481 shares of Common Stock, constituting 19.4% of the Common Stock outstanding.

As of the date of this filing, John D. Baker II beneficially owns an aggregate of 3,410,753 shares of Common Stock, constituting 17.7% of the Common Stock outstanding. This calculation includes: (i) 3,050,243 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (ii) 278,040 shares held in his living trust; (iii) 7,578 shares held by his wife's living trust, as to which he disclaims beneficial ownership; (iv) 39,172 shares held by the estate of Edward L. Baker, of which Mr. Baker and Thompson S. Baker II are co-executors and as to which Mr. Baker disclaims beneficial ownership; and (v) 35,720 shares underlying options that are exercisable within 60 days.

As of the date of this filing, Edward L. Baker II beneficially owns an aggregate of 3,356,971 shares of Common Stock, constituting 17.5% of the Common Stock outstanding. This calculation includes: (i) 3,050,243 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (ii) 243,887 shares held in his living trust; (iii) 48,721 shares held in the John D. Baker II 2018 Irrevocable Trust FBO Edward L. Baker II, of which Mr. Baker and Thompson S. Baker II serve as co-trustees and of which Mr. Baker is the sole beneficiary; and (iii) 14,120 shares held in trusts for the benefit of his children and step-children.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this filing, the JDB Trust has sole voting and dispositive power with respect to the 3,050,243 shares of Common Stock held by the JDB Trust and no shared voting or dispositive power.

As of the date of this filing, John D. Baker II has: (A) sole voting and dispositive power with respect to the 278,040 shares of Common Stock held in his living trust; and (B) shared voting and dispositive power with respect to 3,089,415 shares of Common Stock, which includes (i) 3,050,243 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and (ii) 39,172 shares held by the estate of Edward L. Baker, of which Mr. Baker serves as co-executor with Thompson S. Baker II.

As of the date of this filing, Edward L. Baker II has: (A) sole voting and dispositive power of 250,947 shares of Common Stock, which includes (i) 243,887 shares held in his living trust and (ii) 7,060 shares held in trusts for the benefit of his children, as to which Mr. Baker serves as the sole trustee; and (B) shared voting and dispositive power with respect to 3,106,024 shares of Common Stock, which includes (i) 3,050,243 shares of Common Stock held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II, and (ii) 7,060 shares of Common Stock held in trusts for the benefit of his step children.
Transactions in the class effected during the past sixty days: Other than disclosed in this Statement, no transactions were effected by the Reporting Persons in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John D. Baker II: /s/ John D. Baker II, John D. Baker II (03/25/2026)
- Edward L. Baker II: /s/ Edward L. Baker II, Edward L. Baker II (03/25/2026)
- Separate Trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965: /s/ John D. Baker II, as trustee /s/ Edward L. Baker II, as trustee, John D. Baker II and Edward L. Baker II, as trustees (03/25/2026)